Boyle Fund

1401 Woodsong Drive

Hendersonville, NC 28791

1-415-693-0800

April 24, 2006

Securities and Exchange Commission

ATTN: EDGAR Branch

100 F Street, NE

Washington, DC 20549

Re: Boyle Fund, SEC File No. 811-08501

Gentlemen:

On April 17, 2006, I received a call from an Examiner with the Securities & Exchange Commission in Washington, D.C. regarding our Prospectus and Statement of Additional Information filed with the Commission on February 24, 2006. The examiner pointed out several areas where the filing could be improved. As a result of that very helpful discussion, we undertake to make the following changes to the initial filing:

1. To the Industry Risk section of the prospectus, we will add the following regarding risks to financial services and pharmaceuticals:

Industry Risk

Industry risk is the possibility that stocks within the same industry will decline in price due to industry-specific market or economic developments. Investments in the common stocks of companies in the technology and pharmaceuticals fields are subject to the risk that the primary products of the issuer may be overtaken by newer products or by price cutting by competitors with similar products, reducing the value of the Fund’s holdings. Further, new drug applications are subject to the risk of approval by the Federal Drug Administration and similar entities in other countries. Investments in the common stocks of retail companies may be subject to the overall economy, consumer confidence, wage gains, changes in taxes, changes in employment levels, and the weather. Investments in the common stocks of financial service companies are subject to the risk of changes in interest rates and the widely held expectations for such changes. In addition, banks are subject to risk imposed by changes in banking regulations. Other financial institutions are also subject to risk imposed by changes in laws and regulations. These matters are beyond the control of the Adviser. These investments can fluctuate dramatically in value.

2. The Total Return section will have bar chart information from 1999 through 2005 and the Average Total Return section will show results through 2005, as follows:

PERFORMANCE HISTORY

The table below show the variability of the Fund's returns, which is one indicator of the risks of investing in the Fund. The table shows the Fund's performance for each full calendar year since inception through December 31, 2005, together with the best and worst quarters since inception. The table compares the Fund's average annual returns for the periods indicated to those of the Standard and Poor's 500 Index (without estimated dividends). As with all mutual funds, past results are not an indication of future performance.

===============================================================

Boyle Marathon Fund  Total Return

1999

XXXXXXXXXXXXXX +78.64%

2000

XXXXX  -24.16%

2001

XXXXXXXXXX  -51.87%

2002

XXXXX  -28.11%

2003

XXXXX  +24.14%

2004

X +5.08%

2005

XX +6.63%

===============================================================

Best Quarter (12-31-99) +56.16% Worst Quarter (12-31-00) -34.18%

===============================================================

Average annual total return for periods ended 12/31/05

Since Inception
	1 year	5 years	(2/19/98)

Boyle Marathon Fund (before taxes)	+6.63%	- 13.60%	- 3.04%
After taxes on Distributions	+6.63%	- 13.60%	- 3.04%
After taxes on Distributions and
sale of Fund shares	+4.31%	- 8.84%	- 1.98%

S&P 500 Index(3)	+4.91%	+.54%	+3.66%
(reflects no deduction for expenses or taxes)

(1) After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

(2) When the return after-taxes on distributions and sale of Fund shares is higher, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

(3) The S&P 500 is the Standard & Poor's composite index of 500 Stocks, a widely recognized, unmanaged index of common stock prices.

3. To the Who Manages the Fund section, we will provide the following additional disclosures and, in the third paragraph, we deleted the reference to upon assumption of new duties, or when a market adjustment of the position occurs as examples of how the portfolio managers’ salary could be adjusted:

THE PORTFOLIO MANAGERS

AND THE ADVISER

The Fund retains Boyle Management and Research, Inc., 1401 Woodsong Drive, Hendersonville, NC 28791, as its Adviser. The Adviser has been managing the Fund since its inception. The Adviser does not manage other funds or accounts. Michael J. Boyle also serves as Trustee of the Trust. Mrs. Joanne Boyle serves as an Officer of the Trust. Mr. Boyle and Mrs. Joanne Boyle control the Adviser and have been with the Adviser from its inception in February 1998. Mr. Boyle is Chairman and CEO of the Adviser. Mrs. Boyle is President of the Adviser. Mr. and Mrs. Boyle have served as the portfolio managers of the Fund since the Fund's inception in February 1998. Mr. Boyle has degrees in engineering from the University of Delaware in 1969 and law from Florida State University in 1973. Mrs. Boyle has a degree in education from the University of Delaware in 1969. Both have been responsible for the day-to-day operations of the Fund from its inception. Both have worked in investment management since 1997. Neither manages other funds or accounts.

Under a contract between the Fund and the Adviser, the Adviser manages the Fund's portfolio of securities and investments and is responsible for the overall management and administration of the Fund, subject to the policies of the Fund's Board of Trustees. The Board’s discussion on the approval of this contract is in the Fund’s Annual report. During the last fiscal year, the Fund paid the Adviser  a monthly management fee based on the fund's average net assets. The Fund paid a management fee of 1.50% of average net assets for the fund's last fiscal year. The Adviser’s address is 1401 Woodsong Drive, Hendersonville, NC 28791.

All orders for transactions in securities on behalf of the Fund are placed with broker-dealers selected by the Adviser. The Adviser may select broker-dealers that provide it with research services and may cause the Fund to pay these broker-dealers commissions that exceed those that other broker-dealers may have charged, if it views the commissions as reasonable in relation to the value of the brokerage and/or research services provided. The Adviser is responsible for the expenses of printing and distributing the Fund's Prospectus and sales and advertising materials to prospective shareholders.

Portfolio managers compensation is paid by Boyle Management and Research, Inc. and not by the Fund. Portfolio managers receive health care benefits but no salary or bonus in 2004 or 2005. As Fund assets increase, a base salary will be paid based on the manager's experience and performance in the role. A portfolio manager's base salary will generally be a fixed amount that may change as a result of an annual review. As Fund assets increase further, managers will receive a bonus determined by a number of factors, including how the Fund performed given its objective, policies, strategies, and limitations, and the market environment during the measurement period. The bonus will be paid on an annual basis.

As of June 30, 2005, the Fund's most recently completed fiscal year, Mr. and Mrs. Boyle jointly owned shares of the Fund within the $500,001-$1,000,000 range.

4. We have elected to move the discussion of Portfolio Disclosure from the Prospectus to the Statement of Additional Information. In the Prospectus, we will say the following and, in the Statement of Additional Information, we will provide the following disclosure:

Prospectus

DISCLOSURE OF PORTFOLIO HOLDINGS

The Statement of Additional Information includes a description of the Fund's policies with respect to the disclosure of its portfolio holdings.

Statement of Additional Information

DISCLOSURE OF PORTFOLIO INFORMATION

Fund portfolio holdings shall be disclosed to any person as required by applicable laws, rules, and regulations. Examples of such required disclosure include, but are not limited to, disclosure of portfolio holdings (1) in a filing or submission with the SEC or another regulatory body, (2) in connection with a lawsuit, or (3) as required by court order. The Trustees of the Fund have adopted policies with respect to the disclosure of the fund's portfolio holdings by the Fund, the Adviser, or their service providers. These policies provide that information about the fund's portfolio generally may not be released to any party prior to the filing of the information with the SEC in a required filing, or the dissemination of such information to all shareholders simultaneously. Certain limited exceptions pursuant to the Fund's policies are described below. The Trustees will periodically receive reports from the fund's Chief Compliance Officer regarding the operation of these policies and procedures, including any arrangements to make non-public disclosures of the fund's portfolio information to third parties. The Adviser and its service providers are not permitted to receive compensation or other consideration in connection with disclosing information about the Fund's portfolio holdings to third parties.

The Fund's portfolio holdings are currently disclosed to the public through required filings with the SEC. The Fund files its portfolio holdings with the SEC for each fiscal quarter on Form N-CSR (with respect to each annual period and semi-annual period) and Form N-Q (with respect to the first and third quarters of the fund's fiscal year). Shareholders may obtain the fund's Form N-CSR and N-Q filings on the SEC's Web site at http://www.sec.gov. In addition, the fund's Form N-CSR and N-Q filings may be reviewed and copied at the SEC's public reference room in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for information about the SEC's Web site or the operation of the public reference room. The Adviser may include Fund portfolio information that has already been made public through an SEC filing in marketing literature and other communications to shareholders, advisors or other parties.

The Fund's policies require that non-public disclosures of information regarding the Fund's portfolio may be made only if there is a legitimate business purpose consistent with fiduciary duties to all shareholders of the Fund. In addition, the party receiving the non-public information may not disclose it unless approved by the Adviser. Arrangements to make non-public disclosures of the fund's portfolio information must be approved by the Chief Compliance Officer of the Fund. The Chief Compliance Officer will report on an ongoing basis to the Board of Trustees regarding any such arrangement that the fund may enter into with third parties other than service providers to the Fund. The fund periodically discloses its portfolio information on a confidential basis to various service providers that require such information in order to assist the fund with its day-to-day business affairs. In addition to the Adviser, these service providers include the Transfer Agent, the Fund’s Custodian, the Fund's independent registered public accounting firm, and legal counsel. These service providers are required to keep such information confidential.

 The Fund may also periodically provide non-public information about its portfolio holdings to rating and ranking organizations, such as Lipper Inc. and Morningstar Inc., in connection with those firms' research on and classification of the Fund and in order to gather information about how the Fund's attributes (such as volatility, turnover, and expenses) compare with those of peer funds. Any such firm would be required to keep the Fund's portfolio information confidential. No person is authorized to disclose Fund portfolio holdings except as authorized by the Adviser. In addition, no person is authorized to make disclosure if such disclosure is otherwise unlawful under the antifraud provisions of the federal securities laws (as defined in Rule 38a-1 under the 1940 Act). Furthermore, the Adviser, in its sole discretion, may determine not to disclose portfolio holdings to any person or may determine to make such disclosures publicly.

5. Regarding the use of Fair-Value Pricing, the Prospectus states as follows:

PRICING OF FUND SHARES

The price you pay for a share of the Fund, and the price you receive upon selling or redeeming a share of the Fund, is called the Fund's net asset value ("NAV"). The NAV is calculated by taking the total value of the Fund's assets, subtracting its liabilities, and then dividing by the total number of shares outstanding, rounded to the nearest cent:

Net Asset Value = Total Net Assets - Liabilities

Number of Shares Outstanding

The NAV is generally calculated as of the close of trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) every day the Exchange is open. All purchases, redemptions or reinvestments of Fund shares will be priced at the next NAV calculated after your order is received in proper form by the Fund's Transfer Agent, Mutual Shareholder Services. Your order must be placed with the Transfer Agent prior to the close of the trading of the New York Stock Exchange in order to be confirmed for that day's NAV. The Fund's investments are valued at market value or, if a market quotation is not readily available, at the fair value determined in good faith by the Adviser, subject to the review and oversight of the Fund's Board of Trustees. The Fund may use pricing services to determine market value. The Fund invests in publically available, widely traded securities for which market quotations are readily available and cash. The Adviser has never had to determine a security’s value by any other method. We believe that the existing discussion on fair-value pricing is appropriate for our circumstances.

6. We are providing some additional disclosure on the Board’s market-timing or frequent trading policy, as follows:

FREQUENT TRADING OR MARKET-TIMING. Your investment in the Fund should be intended to serve as a long-term (3 to 5 year) investment vehicle. The Fund is not designed to provide you with a means of speculating on the short-term fluctuations in the stock market. The Fund reserves the right to reject any purchase request that it regards as disruptive to the efficient management of the Fund, which includes investors with a history of excessive trading. The Fund also reserves the right to stop offering shares at any time. As money is shifted into and out of a fund by a shareholder engaging in frequent trading, a fund incurs costs for buying and selling securities, resulting in increased brokerage and administrative costs. These costs are borne by all fund shareholders, including the long-term investors who do not generate the costs. Frequent trading may also interfere with an advisor's ability to efficiently manage the fund. The Fund does not knowingly accommodate frequent trading. To date, frequent trading or market timing has not been a problem for the Fund. The Board does not want to interfere with legitimate shareholder needs to redeem in emergency situations. Therefore, it is the policy of the Board that no penalty on redemptions is imposed at this time.  DO NOT INVEST IF YOU ARE A MARKET-TIMER.

7. We added a disclosure on the back page of the Prospectus that the Statement of Additional Information, the Annual report, and the Semi-Annual Report are not available on our website. We also disclosed the reason, as follows:

WHERE TO GO FOR INFORMATION

For shareholder inquiries, please call toll-free in the U.S. at 1-888-88-BOYLE or 1-888-882-6953. You will find more information about the Boyle Marathon Fund in the following documents:

ANNUAL AND SEMIANNUAL REPORTS

Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) contains additional and more detailed information about the Fund, and is considered to be a part of this Prospectus.

THERE ARE THREE WAYS TO GET A COPY OF THE SAI, THE ANNUAL REPORT, AND THE SEMI-ANNUAL REPORT

1. Call or write for one, and a copy will be sent without charge. [These documents are not on our website at this time because they are readily available in these three ways.]

Boyle Marathon Fund

1401 Woodsong Drive

Hendersonville, NC 28791

1-888-88-BOYLE or 1-888-882-6953

2. Call or write the Public Reference Section of the Securities and Exchange Commission ("SEC") and ask them to mail you a copy. The SEC charges a fee for this service. You can also visit the Public Reference Section and copy the documents while you are there. Information about the Public Reference Section may be obtained by calling the number below:

Public Reference Section of the SEC

Washington D.C. 20549-6009

1-800-SEC-0330

3. Go to the SEC's website (www.sec.gov) and download a text-only version.

Boyle Marathon Fund - SEC file number 811-08501

8. We overlooked an existing investment restriction and have added it, as follows:

INVESTMENT RESTRICTIONS

The Fund has adopted the following investment restrictions as matters of fundamental investment policy, which restrictions may not be changed without the approval of a majority of the outstanding voting securities of the Fund. The Fund may not:

1.

Underwrite the securities of other issuers.

2.

Purchase or sell real estate or interests in real estate, but the Fund may purchase marketable securities of companies holding real estate or interests in real estate.

3.

Purchase or sell commodities or commodity contracts, including futures contracts.

4.

Make loans to other persons.

5.

Purchase securities on margin.

6.

Borrow money from banks except for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests that might otherwise require the untimely disposition of securities, in an aggregate amount not exceeding 5% of the value of the Fund's total assets at the time any borrowing is made.

7.

Purchase or sell puts and calls on securities.

8.

Make short sales of securities.

9.

 Issue any class of securities which is senior to the Fund's shares of beneficial interest.

10.

Participate on a joint or joint and several basis in any securities trading account.

11.

Purchase the securities of any other investment company except in compliance with the 1940 Act.

12.

Invest in or hold securities of any issuer if, to the knowledge of the Fund, those officers and directors of the Fund or the Investment Adviser (defined below) owning individually more than 1/2 of 1% of the securities of such issuer together own more than 5% of the securities of such issuer.

1.

We are amending the last paragraph of the section on the Advisory Agreement in the SAI, as follows:

 The Investment Adviser may act as an investment adviser to other persons, firms or corporations (including investment companies), and may have numerous advisory clients in addition to the Fund. The Adviser has now and has always had only one client, the Fund.

The Fund and the Adviser have a common Code of Ethics, which addresses potential conflicts of interest of Officers and Employees of the Fund and the Adviser.

2.

We are adding to the Proxy Voting Policy section of the SAI, as follows:

PROXY VOTING POLICIES

The Board of Trustees of the Fund has established a policy to vote with the management of the company on all issues. One of the reasons that the company is in the portfolio is because of the confidence that the Adviser has in the management team to run the company in the best interests of the shareholders. If the Adviser loses confidence in the management team of any company, the Board expects the Adviser to sell the stock and remove the company from the portfolio. A record of the Fund’s Proxy Voting is filed with the SEC and is available at www.sec.gov. The Adviser does not have any clients other than the Fund; therefore, the Adviser has no conflicts of interest in voting proxies concerning any company.

3.

We are adding the street address of the Custodian to the Custodian section of the SAI, as follows:

CUSTODIAN

US Bank, 1555 N. RiverCenter Drive, Suite 300, Milwaukee, Wisconsin 53210, has been retained to act as Custodian for the Fund's investments. US Bank acts as the Fund's depository, keeps safe its portfolio securities, collects all income and other payments with respect thereto, disburses funds as instructed and maintains records in connection with its duties.

4.

We are revising the data on principal securities ownership by making the date of ownership January 31, 2006, as follows:

PRINCIPAL SECURITY HOLDERS

As of January 31, 2006, 39.20% of the outstanding shares of the Fund were owned by Michael J. and Joanne E. Boyle, 1401 Woodsong Drive, Hendersonville, NC. Mr. and Mrs. Boyle are officers and Mr. Boyle is a Trustee of the Fund. Mr. James M. Boyle, Newark, DE owns 5.49% of the outstanding shares of the Fund. The Clark Family Trust, Santa Rosa, CA owns 5.00% of the outstanding shares of the Fund. No other shareholder owns 5% or more of the Fund. A shareholder who beneficially owns, directly or indirectly, 25% of the Fund’s voting securities may be deemed a “control person” (as defined in the 1940 Act) of the Fund. As majority shareholders of the Fund, Mr. and Mrs. Boyle may be able to control the outcome of any issue that is being voted on by the shareholders. Boyle Management and Research, Inc. is controlled by Michael J. Boyle, Trustee and President of the Trust, and Joanne E. Boyle, Chief Financial Officer of the Trust.

The Fund and the Adviser acknowledge that, in responding to the SEC’s comments: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We wish to thank the Examiner for the professional way that this review was conducted. If there are any questions about this submission, please contact me at 1-415-693-0800 or mjboyle@aol.com.

Sincerely yours,

Michael J. Boyle

Chairman